Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

CAPITAL SENIOR LIVING CORPORATION

Capital Senior Living Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”):

The first paragraph of the FOURTH Article of the Certificate of Incorporation is hereby amended and restated by deleting such first paragraph in its entirety and replacing it with the following two paragraphs:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 4,333,334 shares of common stock, at a par value of $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, at a par value of $0.01 per share (“Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) or book-entry then outstanding representing shares of Common Stock, shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate or book-entry shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: That the foregoing amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

FOURTH: This Certificate of Amendment shall be effective as of 4:15 p.m., Eastern Standard Time, on December 11, 2020.

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed as of the 11th day of December 2020.

CAPITAL SENIOR LIVING CORPORATION

By:	/s/ Kimberly S. Lody
Name:	Kimberly S. Lody
Title:	President and Chief Executive Officer